July 22, 2022
VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn:	Tara Harkins
Daniel Gordon

Re:	AbCellera Biologics Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 25, 2022
File No. 001-39781

Dear Ms. Harkins and Mr. Gordon:

This letter is submitted by AbCellera Biologics Inc. (the “Company”) in response to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 14, 2022, with respect to the Company’s above-referenced Form 10-K (the “Form 10-K”). Concurrently with the submission of this letter, the Company is filing an amendment to its Form 10-K (the “Amendment”) with respect to the items contained therein that were the subject of the Staff’s comments. For convenience, these comments are reproduced below in italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 96

1.
We note that you performed an assessment of your internal control over financial reporting as of December 31, 2021 and that you remediated your material weakness that existed as of December 31, 2020. However, you did not clearly disclose your management’s conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2021. Please amend the filing to include that disclosure. Refer to the guidance in Item 308(a)(3) of Regulation SK.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included in Item 9A of the Amendment language to clearly disclose management’s conclusion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021.

Exhibit

2.
We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. Refer to Exchange Act Rule 13a-14 (a) and Item 601(b)(31) of Regulation S-K.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed with the Amendment revised Exhibits 31.1 and 31.2 that include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (778) 788-3344.

Respectfully submitted,

ABCELLERA BIOLOGICS INC.

By /s/ Andrew Booth
Andrew Booth
Chief Financial Officer

cc:	Tryn Stimart, AbCellera Biologics Inc.
Sam Zucker, Goodwin Procter LLP
James Xu, Goodwin Procter LLP